                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                AMENDMENT NO. 22

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                      Malibu Entertainment Worldwide, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    561182106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William T. Cavanaugh
                               MEI Holdings, L.P.
                                2200 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 220-4900
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 March 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

---------------------------                        -----------------------------
CUSIP NO. 561182106            SCHEDULE 13D                  PAGE 2
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             MEI Holdings, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 61,023,513(1)
                           -----------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               None
        OWNED BY           -----------------------------------------------------
     EACH REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON WITH
                                 61,023,513(1)
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             61,023,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES      [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             79.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------


(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings and 1.7 million common shares which Holdings has an option to purchase, which option is presently exercisable or decreases. The 1.7 million may increase or decrease if Partnership Acquisition Trust V increases or decreases the number of common shares owned by it during the option period or if the Company issues additional common shares or securities convertible into common shares during the option period.

---------------------------                        -----------------------------
CUSIP NO. 561182106            SCHEDULE 13D                  PAGE 3
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             MEI GenPar, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 None
                           -----------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               61,023,513(1)
        OWNED BY           -----------------------------------------------------
     EACH REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON WITH
                                 None
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 61,023,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             61,023,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES      [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             61,023,513(1)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------


(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings and 1.7 million common shares which Holdings has an option to purchase, which option is presently exercisable. The 1.7 million may increase or decrease if Partnership Acquisition Trust V increases or decreases the number of common shares owned by it during the option period or if the Company issues additional common shares or securities convertible into common shares during the option period.

---------------------------                        -----------------------------
CUSIP NO. 561182106            SCHEDULE 13D                  PAGE 4
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             HH GenPar Partners
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 None
                           -----------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               61,023,513(1)
        OWNED BY           -----------------------------------------------------
     EACH REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON WITH
                                 None
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 61,023,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             61,023,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES      [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             79.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------


(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings and 1.7 million common shares which Holdings has an option to purchase, which option is presently exercisable. The 1.7 million may increase or decrease if Partnership Acquisition Trust V increases or decreases the number of common shares owned by it during the option period or if the Company issues additional common shares or securities convertible into common shares during the option period.

---------------------------                        -----------------------------
CUSIP NO. 561182106            SCHEDULE 13D                  PAGE 5
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Hampstead Associates, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 None
                           -----------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               61,023,513(1)
        OWNED BY           -----------------------------------------------------
     EACH REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON WITH
                                 None
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 61,023,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             61,023,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES      [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             79.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings and 1.7 million common shares which Holdings has an option to purchase, which option is presently exercisable. The 1.7 million may increase or decrease if Partnership Acquisition Trust V increases or decreases the number of common shares owned by it during the option period or if the Company issues additional common shares or securities convertible into common shares during the option period.

---------------------------                        -----------------------------
CUSIP NO. 561182106            SCHEDULE 13D                  PAGE 6
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             RAW GenPar, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 None
                           -----------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               61,023,513(1)
        OWNED BY           -----------------------------------------------------
     EACH REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON WITH
                                 None
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 61,023,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             61,023,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES      [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             79.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------


(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings and 1.7 million common shares which Holdings has an option to purchase, which option is presently exercisable. The 1.7 million may increase or decrease if Partnership Acquisition Trust V increases or decreases the number of common shares owned by it during the option period or if the Company issues additional common shares or securities convertible into common shares during the option period.

---------------------------                        -----------------------------
CUSIP NO. 561182106            SCHEDULE 13D                  PAGE 7
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             InMed, Inc. d/b/a Incap, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 None
                           -----------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               61,023,513(1)
        OWNED BY           -----------------------------------------------------
     EACH REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON WITH
                                 None
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 61,023,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             61,023,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES      [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             79.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------


(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings and 1.7 million common shares which Holdings has an option to purchase, which option is presently exercisable. The 1.7 million may increase or decrease if Partnership Acquisition Trust V increases or decreases the number of common shares owned by it during the option period or if the Company issues additional common shares or securities convertible into common shares during the option period.

---------------------------                        -----------------------------
CUSIP NO. 561182106            SCHEDULE 13D                  PAGE 8
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Donald J. McNamara
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 None
                           -----------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               61,023,513(1)
        OWNED BY           -----------------------------------------------------
     EACH REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON WITH
                                 None
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 61,023,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             61,023,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES      [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             79.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings and 1.7 million common shares which Holdings has an option to purchase, which option is presently exercisable. The 1.7 million may increase or decrease if Partnership Acquisition Trust V increases or decreases the number of common shares owned by it during the option period or if the Company issues additional common shares or securities convertible into common shares during the option period.

---------------------------                        -----------------------------
CUSIP NO. 561182106            SCHEDULE 13D                  PAGE 9
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Robert A. Whitman
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 None
                           -----------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               61,023,513(1)
        OWNED BY           -----------------------------------------------------
     EACH REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON WITH
                                 None
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 61,023,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             61,023,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES      [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             79.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings and 1.7 million common shares which Holdings has an option to purchase, which option is presently exercisable. The 1.7 million may increase or decrease if Partnership Acquisition Trust V increases or decreases the number of common shares owned by it during the option period or if the Company issues additional common shares or securities convertible into common shares during the option period.

---------------------------                        -----------------------------
CUSIP NO. 561182106            SCHEDULE 13D                  PAGE 10
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Daniel A. Decker
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 None
                           -----------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY               61,023,513(1)
        OWNED BY           -----------------------------------------------------
     EACH REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON WITH
                                 None
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 61,023,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             61,023,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES      [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             79.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings and 1.7 million common shares which Holdings has an option to purchase, which option is presently exercisable. The 1.7 million may increase or decrease if Partnership Acquisition Trust V increases or decreases the number of common shares owned by it during the option period or if the Company issues additional common shares or securities convertible into common shares during the option period.

This Amendment No. 22 amends the Statement on Schedule 13D first filed on June 17, 1996, as amended by Amendments No. 1 through 21 (the "Schedule 13D"), by MEI Holdings, L.P., a Delaware limited partnership ("Holdings") and certain other persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following at the end thereof:

         Holdings has entered into an Option and Voting Agreement granting it an option to purchase all of the shares of Series BB Preferred Stock of the Company now held or hereafter acquired by Partnership Acquisition Trust V and its affiliates (together, "Partnership Trust") and that number of shares of Common Stock of the Company now held or hereafter acquired by Partnership Trust, that exceeds 7.5% of the Company's outstanding Common Stock on the date the option is exercised. The purchase price is $2 million if the option is exercised on or before September 30, 2001 and $2.5 million if the option is exercised after September 30, 2001 but on or before September 30, 2002. Holdings presently intends to raise the funds necessary to pay the purchase price of the Option or enter into an alternative arrangement if and when it elects to exercise the option.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add the following at the end thereof:

         Holdings, Nomura and Partnership Acquisition Trust V have entered into an Option and Voting Agreement dated March 30, 2001 (a copy of which has been filed as an exhibit hereto and is herein incorporated by reference) pursuant to which, among other things:

         (a) Nomura and Partnership Acquisition Trust V granted to Holdings or its designee an option to purchase (i) all of the shares of Series BB Preferred Stock of the Company held or acquired by Partnership Acquisition Trust V and its affiliates and (ii) that number of shares of common stock of the Company owned or acquired by Partnership Acquisition Trust V and its affiliates that represents an amount in excess of 7.5% of the outstanding shares of the Company's common stock. The number of outstanding shares of the Company's common stock is subject to certain anti-dilution adjustments in favor of Nomura. The Option expires on September 30, 2002.

         (b) If, on the closing date, Partnership Acquisition Trust V and its affiliates own common stock of the Company representing less than 7.5% of the Company's outstanding common stock, Holdings shall transfer, or cause to be issued to Partnership Acquisition Trust V, the number of shares of Common Stock that will result in Partnership Acquisition Trust V owning 7.5% of the Company's common stock outstanding on such date.

         (c) Holdings agreed, if requested by Nomura, to vote its shares in favor of electing a representative of Nomura to the Company's board of directors for so long as Nomura and/or Partnership Acquisition Trust V own at least 50% of the Company's Series BB Preferred Stock (163 shares) currently held by them and at least 50% of the Company's common stock (3,000,000 shares) currently held by them.

         (d) Holdings agreed, if requested by Nomura, to vote its shares in favor of electing an additional member to the Board of Directors of the Company designated by Nomura but not an affiliate of Nomura or Partnership Acquisition Trust V so long as such designee has entertainment industry expertise that can result in a material positive contribution to the Company's board of directors.

         The purpose of the Option and Voting Agreement is to acquire an option to purchase the Shares. As a result of entering into this Agreement, Nomura has agreed to suspend the Company's obligation to issue 2,000,000 shares of common stock and Holdings' obligation to transfer 4,000,000 shares of the Company's common stock owned by it to Nomura pursuant to the Recapitalization Agreement executed in July 1999 until the termination of the Option. This obligation will be waived if the Option is exercised. The responses to Section 5 and 6 are incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to add the following at the end thereof:

         (a) This Amendment 22 to Schedule 13D relates to 39,323,513 shares of Company common stock currently held by Holdings, 20 million shares of the Company's common stock issuable upon conversion of convertible preferred stock currently held by Holdings and 1.7 million shares of the Company's common stock currently held by Partnership Acquisition Trust V and its affiliates which Holdings has an option to purchase until September 30, 2002 pursuant to the terms of the Option and Voting Agreement. The 1.7 million shares of the Company's common stock may increase or decrease if Partnership Acquisition Trust V or its affiliates increase or decrease the number of shares of Company common stock owned by them during the option period or if the number of outstanding shares of common stock changes during the option period. The aggregate 61,023,513 shares of Company common stock which Holdings claims beneficial ownership of represents 79.1% of the authorized shares of Company common stock assuming conversion of the preferred stock and exercise of the option.

         (b) Holdings has the sole power to vote and dispose of 61,023,513 shares of Company common stock.

         (c) The response to Item 4 is incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to added the following at the end hereof:

         The responses to Items 4 and 5, as amended, are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         99.23 Option and Voting Agreement, dated as of March 30, 2001 by and among Nomura Asset Capital Corporation, Partnership Acquisition Trust V and MEI Holdings, L.P.

                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 2, 2001             MEI HOLDINGS, L.P.
                                      By:  MEI GenPar, L.P.
                                              Its General Partners
                                      By:  HH GenPar Partners
                                                       Its General Partner
                                      By:  Hampstead Associates, Inc.
                                              Its Managing General Partner

                                      By:  /s/ Daniel A. Decker
                                          --------------------------------------
                                               Daniel A. Decker
                                               Executive Vice President

                                      MEI GENPAR, L.P.
                                      By:  HH GenPar, Partners
                                              Its General Partner
                                      By:  Hampstead Associates, Inc.
                                              Its Managing General Partner

                                      By:  /s/ Daniel A. Decker
                                          --------------------------------------
                                               Daniel A. Decker
                                               Executive Vice President

                                      HH GENPAR PARTNERS
                                      By:  Hampstead Associates, Inc.
                                              Its Managing General Partner

                                      By:  /s/ Daniel A. Decker
                                          --------------------------------------
                                               Daniel A. Decker
                                               Executive Vice President

                                      HAMPSTEAD ASSOCIATES, INC.

                                      By:  /s/ Daniel A. Decker
                                          --------------------------------------
                                               Daniel A. Decker
                                               Executive Vice President

                                      RAW GENPAR, INC.

                                      By:  /s/ Robert A. Whitman
                                          --------------------------------------
                                               Robert A. Whitman
                                               President

                                      INMED, INC.

                                      By:  /s/ Daniel A. Decker
                                          --------------------------------------
                                               Daniel A. Decker
                                               President

                                        /s/ Donald J. McNamara
                                       -----------------------------------------
                                       Donald J. McNamara

                                        /s/ Robert A. Whitman
                                       -----------------------------------------
                                       Robert A. Whitman

                                        /s/ Daniel A. Decker
                                       -----------------------------------------
                                       Daniel A. Decker

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER       DESCRIPTION
-------      -----------
99.23        Option and Voting Agreement, dated as of March 30, 2001 by and among
             Nomura Asset Capital Corporation, Partnership Acquisition Trust V and
             MEI Holdings, L.P.